Exhibit 4.41

GPC Biotech AG

Martinsried/Planegg

Incentive Rights Terms and Conditions

for Members of the Supervisory Board

(Resolution of the Shareholder Meeting June 8, 2005)

Preamble

At the Annual Shareholders Meeting held on June 8, 2005, a resolution was passed to grant long-term variable compensation in the form of incentive rights (“Incentive Rights”) to members of the Supervisory Board. The amount, terms and conditions of these Incentive Rights are as follows:

§ 1

Grant of Incentive Rights

The Beneficiary is hereby granted                      Incentive Rights as of July 1, 2005 (the “issue date”). One Incentive Right represents the right to receive payment of the exercise price less the basic price after the end of the holding period.

§ 2

Basic Price, Exercise Price

(1)	The basic price is € 9.03, which represents the average closing price of GPC Biotech ordinary shares at the XETRA closing auction of the Frankfurt Stock Exchange for the five trading days preceding the issue date and the five trading days following the issue date.

(2)	The exercise price corresponds to the average closing price of GPC Biotech ordinary shares at the XETRA closing auction of the Frankfurt Stock Exchange for the 60 trading days following the end of the holding period.

(3)	The value of the exercise price is due for payment 100 calendar days after the end of the holding period.

§ 3

Holding Period

(1)	The holding period for the Incentive Rights begins on the issue date and ends with the marketing approval of satraplatin by the FDA and the European Commission (for the avoidance of doubt, both approvals need to have been granted).

(2)	In the case of a change in control of the company, as defined in the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), the holding period will end on the acquisition date. In this case, the 60 trading days directly preceding the acquisition date will be used to determine the exercise price. The value of the exercise price is due for payment 100 days following the holding period.

§ 4

Non-Transferability of Incentive Rights

Transfer of the Incentive Rights, including assignment, sale, pledge, grant of sub-rights or the establishment of a trust, is forbidden. Any transaction that is economically comparable to a sale of the Incentive Rights is also forbidden and will lead to a forfeiture of the granted Incentive Rights without replacement.

§ 5

Cancellation of Incentive Rights

The Beneficiary will receive the full exercise price only if he or she is still a member of the Supervisory Board or the respective committee at the end of the holding period. If the Beneficiary leaves the Supervisory Board or the respective committee before the end of the holding period, the Beneficiary will receive only a pro-rated exercise price. The pro-rated exercise price will be determined based on the length of the term of office, or membership on a committee, during the holding period in proportion to the full holding period.

Martinsried/Planegg, July1, 2005

The Management Board of

GPC Biotech AG